SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                        Commission file number 333-58295

          MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND RETIREMENT PLAN
                            (Full title of the plan)

                        MAINSOURCE FINANCIAL GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               201 North Broadway
                            Greensburg, Indiana 47240
                     (Address of principal executive office)

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(K) AND RETIREMENT PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ..........................................   1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .....................   2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...........   3

    NOTES TO FINANCIAL STATEMENTS .......................................   4


SUPPLEMENTAL INFORMATION

    SCHEDULE  H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) .....   9

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
MainSource Financial Group, Inc. 401(k) and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



                                                /s/ Crowe Chizek and Company LLC
South Bend, Indiana
May 29, 2003

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001


                                                         2002            2001
                                                         ----            ----
ASSETS
     Investments (Notes 2 and 4)                     $16,105,818     $12,070,246

     Receivables
         Employer contribution                           904,390         811,992
         Transfer from retirement plan                        --       1,306,691
                                                     -----------     -----------
                                                         904,390       2,118,683

     Cash and cash equivalents                                --           4,892
                                                     -----------     -----------


NET ASSETS AVAILABLE FOR BENEFITS                    $17,010,208     $14,193,821
                                                     ===========     ===========





                 See accompanying notes to financial statements.

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002


Additions to net assets attributed to:
     Investment income
         Net appreciation in fair value of investments (Note 4)      $ 1,842,696
         Interest and dividends                                          464,921
                                                                     -----------
                                                                       2,307,617

     Contributions
         Employer                                                      1,331,595
         Participants                                                    869,647
         Rollovers                                                        26,478
                                                                     -----------
                                                                       2,227,720

              Total additions                                          4,535,337

Deductions from net assets attributed to:
     Benefits paid to participants                                     1,718,950
                                                                     -----------

Net increase                                                           2,816,387

Net assets available for benefits
     Beginning of year                                                14,193,821
                                                                     -----------

     End of year                                                     $17,010,208
                                                                     ===========



                 See accompanying notes to financial statements.

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Retirement Plan (the Plan) formerly known as the Indiana United Bancorp 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of the Company, Main Source Financial Group formerly known as Indiana United Bancorp, Regional Bank, People's Trust Company, Union Bank, the MainSource Insurance Group, Inc. formerly known as The Insurance Group, Inc. and Capstone Bank, who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 100% of their pretax annual compensation to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution retirement plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan. All contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. The allocation of the Company's contribution is based on compensation. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's liability for future matching contributions to the Plan.

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date. For amounts contributed after April 30, 1998, vesting in the Company's matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

                    Years
                     of                           Vesting
                   Service                      Percentage
                   -------                      ----------

                     0-1                             0%
                     2                              20%
                     3                              40%
                     4                              60%
                     5                              80%
                     6                             100%


                                  (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 1 - DESCRIPTION OF PLAN (Continued)

A participant is entitled to 100% of his or her account balance upon retirement, death or disability. The non-vested portion of any terminated participants account will be forfeited and used by the Plan to reduce the amount of future employer contributions to the Plan. At December 31, 2002, forfeited accounts totaled $118,745. These amounts are available to reduce future employer contributions to the Plan. During 2002 none of the forfeiture account was used to reduce employer contributions.

Payment of Benefits: Upon termination of service, a participant will receive a lump sum amount equal to the value of his or her vested interest in their account. Balances are generally paid as a single lump-sum distribution.

Participant Loans: Participants may borrow from the Plan. The amount which can be borrowed is a maximum generally equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years. However, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest payments are made through payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

                                  (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options in any combination of registered investment companies, money market funds, and MainSource Financial Group, Inc. common stock. The common stock and underlying investment securities of the registered investment companies and money market funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.
-------------------


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                           2002          2001
                                                           ----          ----

Federated Investors, Inc. Total Return Bond Fund,
  125,554 and 96,628 shares, respectively               $1,354,733    $1,014,592
Federated Investors, Inc. Stock Trust Fund,
  47,649 and 36,901 shares, respectively                 1,295,103     1,252,435
Federated Investors, Inc. Liberty Equity Income Fund,
  66,583 and 53,141 shares, respectively                   876,235       880,548
Federated Investors, Inc. MaxCap Fund,
  59,311 and 44,340 shares, respectively                 1,055,138     1,030,019
MainSource Financial Group, Inc. common stock,
  374,706 and 341,791 shares respectively                8,997,067     5,998,439
Federated Investors, Inc. Capital Preservation Fund,
  150,472 and 107,914 shares, respectively               1,504,716     1,079,139


                                  (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 4 - INVESTMENTS  (Continued)

During 2002 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,842,696 as follows:

                                                             Net Appreciation
                                                              (Depreciation)
                                                             December 31, 2002
                                                             -----------------

     Mutual Funds                                             $     (957,112)
     MainSource Financial Group Common Stock                       2,799,808
                                                              --------------

                                                              $    1,842,696
                                                              ==============


NOTE 5 - PARTY-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan's investment in MainSource Financial Group, Inc. common stock and Federated Investors, Inc. sponsored funds qualify as party-in-interest investments.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these participants were $31,552 at December 31, 2002 and $21,092 at December 31, 2001.


                                  (Continued)

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


NOTE 8 - SUBSEQUENT EVENTS

In 2003, the Plan switched custodians to Community Bank, N.A. and third party administrators to Benefit Plan Administrators.

Effective January 1, 2003 the plan was restated. During the restatement the plan name was changed to the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan, the Plan adopted Employee Stock Ownership Plan provisions, changed the eligibility to age 18 for all employees and all contributions, reduced the service requirement to contribute deferred compensation for non-highly compensated employees to 1 hour of service, and decreased the allowed deferral rate to 60% of compensation.

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
                            SUPPLEMENTAL INFORMATION

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002


Name of Plan Sponsor:                  MainSource Financial Group, Inc.
                       ------------------------------------------------------
Employer Identification Number:                   35-1562245
                                ---------------------------------------------
Three-Digit Plan Number:                              001
                          ---------------------------------------------------

                                                           (c)
                                                Description of Investment
                                                Including Maturity Date,                                  (e)
                       (b)                      Rate of Interest, Par or                (d)              Current
   (a)          Identity of Issue                    Maturity Value                    Cost               Value
                -----------------                    --------------                    ----               -----
    *      Federated Investors,           Total Return Bond Fund                        **          $     1,354,733
             Inc.                         Investment with registered
                                            investment company,
                                            125,554 shares

    *      Federated Investors,           Stock Trust Fund                              **                1,295,103
             Inc.                         Investment with registered
                                            investment company,
                                            47,649 shares

    *      Federated Investors,           Liberty Equity Income Fund                    **                  876,235
             Inc.                         Investment with registered
                                            investment company,
                                            66,583 shares

    *      Federated Investors,           Growth Trust Fund                             **                  184,765
             Inc.                         Investment with registered
                                            investment company,
                                            9,870 shares

    *      Federated Investors,           Max Cap Fund                                  **                1,055,138
             Inc.                         Investment with registered
                                            investment company,
                                            59,311 shares

    *      Federated Investors,           Equity Funds Kauffman Class A                 **                  434,914
             Inc.                         Investment with registered
                                            investment company,
                                            126,062 shares

    *      MainSource Financial           Common stock, 374,706 shares                  **                8,997,067
           Group, Inc.



                                   (Continued)
*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented
                                                                              10

                        MAINSOURCE FINANCIAL GROUP, INC.
                           401(k) AND RETIREMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002


Name of Plan Sponsor:                  MainSource Financial Group, Inc.
                       ------------------------------------------------------
Employer Identification Number:                   35-1562245
                                ---------------------------------------------
Three-Digit Plan Number:                              001
                          ---------------------------------------------------

                                                           (c)
                                                Description of Investment
                                                Including Maturity Date,                                  (e)
                       (b)                      Rate of Interest, Par or                (d)              Current
   (a)          Identity of Issue                    Maturity Value                    Cost               Value
                -----------------                    --------------                    ----               -----

    *      Federated Investors,           Capital Preservation Fund                     **          $     1,504,716
             Inc.                         Investment with registered
                                            investment company
                                            150,472 shares

    *      Federated Investors,           Capital Appreciation Fund                     **                   38,405
             Inc.                         Investment with registered
                                            investment company
                                            1,983 shares

    *      Federated Investors,           Index TR Midcap Index                         **                   45,227
             Inc.                         Investment with registered
                                            investment company
                                            3,172 shares

    *      Federated Investors,           International Equity Fund                     **                   56,112
             Inc.                         Investment with registered
                                            investment company
                                            4,875 shares

    *      Federated Investors,           Super Now Account                             **                   19,876
             Inc.                         Money Market Account
                                          19,876 shares

    *      Federated Investors,           Advantage Account                             **                   50,750
             Inc.                         Money Market Account
                                            50,750 shares

    *      Federated Investors,           Global Value Fund                             **                  137,893
             Inc.                         Investment with registered
                                            investment company
                                            13,721 shares

    *      Participant Loans              Loans to plan participants,                   **                   54,884
                                                                                                    ---------------
                            bearing interest at rates
                                            ranging from 4.75% to 9.5%

                                                                                                    $    16,105,818
                                                                                                    ===============


*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented

          MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND RETIREMENT PLAN
                                    FORM 11-K
                                December 31, 2002


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

                                            MAINSOURCE FINANCIAL GROUP,
                                            INC.401 (K) AND RETIREMENT PLAN

Date:  June 28, 2003                        /s/ Donald A. Benziger
                                            -----------------------------------
                                            Donald A. Benziger
                                            Senior Vice President & Chief
                                            Financial Officer
                                            MainSource Financial Group, Inc.


                                 EXHIBIT INDEX

23.1 Consent of Independent Auditors

99.1 Certification of President and Chief Executive Officer for MainSource Financial Group, Inc. Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Senior Vice President and Chief Financial Officer for MainSource Financial Group, Inc. Plan Administrator pursuant to 18 U.S.C.
     Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                                                                              12